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                             April 19, 2024

       Joseph Otting
       Chief Executive Officer
       New York Community Bancorp, Inc.
       102 Duffy Avenue
       Hicksville, New York 11801

                                                        Re: New York Community
Bancorp, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 4, 2024
                                                            File No. 001-31565

       Dear Joseph Otting:

                                                        We have conducted a
limited review of your filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Summary of the March 2024 Capital Raise, page 13

   1. Please revise to briefly discuss the reasons for the $1.05 billion capital raise and the related "2024 Strategic
Initiatives" addressed in the investor presentation included as exhibit 99.1 to your
8-K filed March 7, 2024. For example, it appears that in connection with the capital raise
you are pursuing an initiative to continue to reduce CRE
                                                        concentrations and
enhance credit risk management, among other areas of focus. Please also update where
appropriate the progress of your review of material weaknesses surrounding your loan
review process.
   2. With respect to the March 2024 capital raise and Proposals 4-7, please revise to clarify here and elsewhere as
appropriate the key terms of the Investment Agreements. Discuss the impact the
transactions contemplated by the Investment Agreements will have on your common shareholders
assuming the relevant proposals are approved and not approved.
                                                        Discuss clearly in
quantitative and qualitative terms the dilutive effect of the investment on your common
shareholders. Please revise to disclose all possible sources and the extent of dilution your common
shareholders will experience in connection with the transactions
 Joseph Otting
FirstName   LastNameJoseph Otting
New York Community     Bancorp, Inc.
Comapany
April       NameNew York Community Bancorp, Inc.
       19, 2024
April 219, 2024 Page 2
Page
FirstName LastName
         contemplated by the proposals and the Investment Agreements. Consider providing a tabular presentation to demonstrate the dilution to shareholders based on the issuance of common stock, and based on the issuance of common stock upon conversion of the
         Preferred Stock and the Series D NVCE Stock.
3. Please revise to disclose the approximate dollar value of each of Liberty
         Investors', Hudson Bay Investors', Reverence Investors' and Other Investors' interests in the Investment. Revise to disclose the implied per-share price of Liberty Investors'
         investment compared to the stock price on the day before the announcement, rather than the lowest share price the day of the announcement.
Board's Role in Risk Oversight, page 18

4. We note the statements in the letter to shareholders regarding measures you have taken to address losses in 2023, credit deterioration and other recent challenges. For example, you state that you recently hired a new Chief Risk Officer and Chief Audit Executive. Please
         revise to expand upon and clarify how the Board administers its risk oversight function, including how the Board interacts with management and the CRO and CAE to address existing and emerging risks. Additionally, further clarify your risk oversight of "credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and reputational risk,"
         as referenced on page 20. For example, if material, clarify the timeframe over which you evaluate such risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed.

5. Additionally, we note the letter to shareholders refers to recently-hired executives among
         measures to    enhanc[e] our internal audit and risk management
frameworks.    We also
         note the Form 8-K dated March 5, 2024, which identified a new Chief Risk Officer and
         Chief Audit Executive and discussed efforts to enhance risk management. Please identify the recently-hired executive officers and summarize their backgrounds here or where appropriate.
Proposal 5: Proposal to Amend the Amended and Restated Certificate of Incorporation of the
Company to effect a reverse stock split, page 93

6. We note your disclosure on page 96 regarding the treatment of fractional shares prior to effecting the Reverse Stock Split, and that the Board will determine to either issue one full share of Common Stock or make a cash payment to shareholders who hold any fractional shares of Common Stock as a result of the Reverse Stock Split. Please revise your disclosure to clarify the impact the Board's decision will have on shareholders who own fractional shares Post-Reverse Stock Split.
General

7. We note your disclosure that Steven T. Mnuchin and Milton Berlinski have interests in the
         COI Authorized Share Proposal, COI Waiver Proposal, Share Issuance Proposal, and
 Joseph Otting
New York Community Bancorp, Inc.
April 19, 2024
Page 3
      Adjournment Proposal that are different than or greater than those of any of your other shareholders. Please revise your discussion of these proposals to disclose the extent to which the Board considered the differing interests when the Board unanimously recommended approval of each such proposal.
8. Please provide us with your analysis regarding whether, pursuant to Note A to Schedule
      14A, your proxy statement should include information called for by other items of
      Schedule 14A. For example, we note that the purpose of the COI Authorized Share
      Proposal is to fulfill your obligations under the Investment Agreements, as described in your proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536
with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph Otting
                                                            Division of
Corporation Finance
Comapany NameNew York Community Bancorp, Inc.
                                                            Office of Finance
April 19, 2024 Page 3
cc:       Sven Mickisch, Esq.
FirstName LastName